FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For June 30, 2003

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑                     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑                     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑                     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item

1.	Press release of Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) dated June 30, 2003 regarding its position on Telefónica de Argentina S.A.’s offer to exchange Cointel notes for Telefónica de Argentina S.A. notes plus cash.

News Release

FOR IMMEDIATE RELEASE

Cointel Announces its Position on

TASA’s Offer to Exchange Cointel Notes for TASA Notes Plus Cash

New York, New York – Compañía International de Telecomunicaciones S.A. (“Cointel”) refers to the announcement of Telefónica de Argentina S.A. (“Telefónica Argentina”) on June 17, 2003 concerning the launch of an offer to exchange and a solicitation of proxies regarding all 8.85% Series A Notes due 2004 and 10 3/8% Series B Notes due 2004 (collectively, the “Notes”) of Cointel, the purpose of which is to acquire all of Cointel’s outstanding Notes, in an aggregate principal amount of US$225.0 million for the 8.85% Series A Notes and Ps. 175 million for the 10 3/8% Series B Notes. Cointel is the majority shareholder of Telefónica Argentina.

Additionally, Cointel refers to Rule 14e-2 of the Securities and Exchange Act of 1934, that requires Cointel to take a position with respect to the exchange offer of the Notes.

Pursuant to Rule 14e-2, Cointel hereby informs the holders of the Notes that (i) it has determined that the exchange offer and proxy solicitation proposed by Telefónica Argentina for the Notes is reasonable and is in the best interest of Cointel and (ii) it recommends that its holders accept the exchange offer and proxy solicitation of the Notes proposed by Telefónica Argentina.

Morgan Stanley & Co. Incorporated (including its affiliates) will act as dealer manager for the exchange offers. BBVA Banco Francés S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina, Tel. : +54-11-4346-4600) will act as solicitation agent in Argentina, D.F. King & Co., Inc. will act as the information agent and the Bank of New York will act as the exchange agent for the exchange offers.

Copies of the prospectuses may be obtained by calling D.F. King & Co., Inc., at +1-800- 549-6697 or 212-269-5550, or by mail at  48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

Morgan Stanley

Simon Morgan +1-212-761-2219

Heather Hammond +1-212-761-1893

Compañía Internacional de Comunicaciones S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/S/ PABLO LLAURÓ
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: June 30, 2003